Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	SGS			SHC
	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007	Seven months ended July 31, 2008	Years Ended December 31,
					2007	2006	2005
Net income	$(28,573)	$796	$1,117	$(25,372)	$(11,323)	$(5,349)	$(17,544)
income taxes	4,382	5,359	760	5,095	6,159	4,523	4,939

EBIT	(24,191)	6,155	1,877	(20,277)	(5,164)	(826)	(12,605)
Fixed charges	18,625	2,311	—	7,303	12,055	8,430	4,626
less capitalized expenses related to indebtedness	(6,356)	(206)	—	(1,070)	(1,285)	(664)	(351)

Earnings	$(11,922)	$8,260	$1,877	$(14,044)	$5,606	$6,940	$(8,330)

Interest expense	11,589	1,707	—	$5,557	$9,796	$7,093	$3,789
Amortization of debt issuance cost and bond discount	6,356	206	—	1,070	1,285	664	351
Rental expenses representative of an interest factor	680	398	—	676	974	673	486

FIXED CHARGES	$18,625	$2,311	$—	$7,303	$12,055	$8,430	$4,626

Ratio of Earnings to Fixed Charges (deficiency) (1)	$(30,547)	3.6	N/A	$(21,347)	$(6,449)	$(1,490)	$(12,956)

(1)	For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of net income plus income tax plus fixed charges less capitalized expenses related to indebtedness and (b) fixed charges consists of interest expense and capitalized expenses related to indebtedness and a portion of rent expense representative of interest factored therein.